# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Restaurant Brands International Inc., CIK 0001618756
CUSIP: 76131D103
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 5707 WATERFORD DISTRICT DRIVE, MIAMI, Florida (FL), 33126
Date of event which requires filing of this statement: 04/27/2026
Amends the filing with accession number 0001193125-20-132495
Filed by CIK 0001336528
Persons authorized to receive notices and communications: Halit Coussin, Pershing Square Capital Management, L.P., 787 Eleventh Avenue, 9th Floor, New York, New York (NY), 10019, (212) 813-3700

## Reporting persons
- Pershing Square Capital Management, L.P. (CIK 0001336528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,623,938; sole dispositive power 0; shared dispositive power 22,623,938; aggregate amount beneficially owned 22,623,938 (6.5% of the class)
  Comment: Items 8, 10 and 11: Includes (a) 22,266,097 shares of Common Stock and (b) 357,841 shares of Common Stock issuable on exchange of exchangeable units in Restaurant Brands International Limited Partnership ("Exchangeable Units") beneficially owned by this Reporting Person.
  
  Item 13: This calculation is based on 347,282,917 shares of Common Stock outstanding as of April 8, 2026, as reported on the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission ("SEC") on April 23, 2026 (the "2026 Proxy Statement"), plus 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Persons.
- Pershing Square Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 22,623,938; sole dispositive power 0; shared dispositive power 22,623,938; aggregate amount beneficially owned 22,623,938 (6.5% of the class)
  Comment: Items 8, 10 and 11: Includes (a) 22,266,097 shares of Common Stock and (b) 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons.
  
  Item 13: This calculation is based on 347,282,917 shares of Common Stock outstanding as of April 8, 2026, as reported on the Issuer's 2026 Proxy Statement, plus 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Persons.
- Pershing Square Partner Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,623,938; sole dispositive power 0; shared dispositive power 22,623,938; aggregate amount beneficially owned 22,623,938 (6.5% of the class)
  Comment: Items 8, 10 and 11: Includes (a) 22,266,097 shares of Common Stock and (b) 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons.
  
  Item 13: This calculation is based on 347,282,917 shares of Common Stock outstanding as of April 8, 2026, as reported on the Issuer's 2026 Proxy Statement, plus 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Persons.
- Pershing Square Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,623,938; sole dispositive power 0; shared dispositive power 22,623,938; aggregate amount beneficially owned 22,623,938 (6.5% of the class)
  Comment: Items 8, 10 and 11: Includes (a) 22,266,097 shares of Common Stock and (b) 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons.
  
  Item 13: This calculation is based on 347,282,917 shares of Common Stock outstanding as of April 8, 2026, as reported on the Issuer's 2026 Proxy Statement, plus 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Persons.
- William A. Ackman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 22,623,938; sole dispositive power 0; shared dispositive power 22,623,938; aggregate amount beneficially owned 22,623,938 (6.5% of the class)
  Comment: Items 8, 10 and 11: Includes (a) 22,266,097 shares of Common Stock and (b) 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons.
  
  Item 13: This calculation is based on 347,282,917 shares of Common Stock outstanding as of April 8, 2026, as reported on the Issuer's 2026 Proxy Statement, plus 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by this Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Restaurant Brands International Inc.
Address of issuer's principal executive offices: 5707 WATERFORD DISTRICT DRIVE, MIAMI, Florida (FL), 33126
Comment:
This amendment No. 4 ("Amendment No. 4") to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) relating to the common shares, no par value (the "Common Stock"), of Restaurant Brands International Inc., a corporation continued under the laws of Canada, in connection with the sale of certain shares of Common Stock by the Reporting Persons on April 27, 2026 (the "Share Transactions") and the Reorganization (as defined below).

This Amendment No. 4 modifies the original Schedule 13D filed on May 4, 2020 (as amended and supplemented prior to the filing of this Amendment No. 4, the "Schedule 13D") by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership, (ii) PS Management GP, LLC, a Delaware limited liability company, and (iii) William A. Ackman, a citizen of the United States.

Following the completion of a reorganization of Pershing Square's ownership structure on April 28, 2026 (the "Reorganization"), subsequent to the Share Transactions, (i) Pershing Square Capital Management, L.P., a Delaware limited partnership ("PSCM"), (ii) Pershing Square Inc., a Nevada corporation (f/k/a Pershing Square Holdco, L.P., a Delaware limited partnership) ("PS Inc."), (iii) Pershing Square Partner Group, LLC, a Delaware limited liability company ("PS Partner Group"), (iv) Pershing Square Management, LLC, a Delaware limited liability company (f/k/a PS Holdco GP Managing Member, LLC) ("ManagementCo") and (v) William A. Ackman may, as of April 28, 2026, be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 22,623,938 shares of Common Stock (the "Subject Shares"), which number includes: (i) 22,266,097 shares of Common Stock, and (ii) 357,841 shares of Common Stock issuable on exchange of exchangeable units in Restaurant Brands International Limited Partnership (the "Exchangeable Units"), as further detailed in the footnotes on the cover pages, and, therefore, may be deemed to be beneficial owners of the Subject Shares and are thus included as Reporting Persons.

This Amendment No. 4 is being filed to update the names of the Reporting Persons after giving effect to the Reorganization, the redomestication of PS Inc. as a Nevada corporation and to update the ownership interests in the Subject Shares following the Share Transactions.

Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 4, the Schedule 13D is unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby replaced with the following information:

"This statement is being filed by:
(i) Pershing Square Capital Management, L.P., a Delaware limited partnership ("PSCM");

(ii) Pershing Square Inc., a Nevada corporation (f/k/a Pershing Square Holdco, L.P., a Delaware limited partnership) ("PS Inc.");

(iii) Pershing Square Partner Group, LLC, a Delaware limited liability company ("PS Partner Group");

(iv) Pershing Square Management, LLC, a Delaware limited liability company (f/k/a PS Holdco GP Managing Member, LLC) ("ManagementCo"); and

(v) William A. Ackman, a citizen of the United States of America (together with PSCM, PS Inc., PS Partner Group and ManagementCo, the "Reporting Persons")."
Residence or business address:
Item 2(b) of the Schedule 13D is hereby replaced with the following information:

"The address of the principal business and principal office of each of the Reporting Persons is 787 Eleventh Avenue, 9th Floor, New York, New York 10019."
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby replaced with the following information:

"PSCM's principal business is to serve as investment advisor to certain affiliated funds, including Pershing Square, L.P., a Delaware limited partnership ("PSLP"), Pershing Square International, Ltd., a Cayman Islands exempted company ("PS International"), PS Redemption, L.P., a Delaware limited partnership ("RedemptionCo") and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey ("PSH" and together with PSLP, PS International and RedemptionCo, the "Pershing Square Affiliated Funds"). RedemptionCo is a limited purpose entity formed for the purpose of giving effect to the special redemption of certain limited partner interests of PSLP.

PS Inc.'s principal business is primarily to serve as a holding company for the business of PSCM. The name, business address, present principal occupation and citizenship of each executive officer and director of PS Inc. as of April 29, 2026 is set forth in Exhibit 99.8 attached hereto and is incorporated herein by reference.

PS Partner Group's principal business is primarily to hold shares of common stock of PS Inc.

ManagementCo's principal business is to hold voting interests in PS Inc. and act as the managing member of PS Partner Group. The name, business address, present principal occupation and citizenship of each member of ManagementCo as of April 29, 2026 is set forth in Exhibit 99.9 attached hereto and is incorporated herein by reference.

The principal occupation of William A. Ackman is to serve as (i) the Chief Executive Officer of PSCM and (ii) the Chief Executive Officer and Chairman of the Board of PS Inc.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby replaced with the following information:

"During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Exhibits 99.8 or 99.9 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws."
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby replaced with the following information:

"During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Exhibits 99.8 or 99.9 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws."
Citizenship: The information set forth in Item 2(a) is incorporated into this Item 2(f) by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby replaced with the following information:

"The Reporting Persons beneficially own, in the aggregate, 22,623,938 shares of Common Stock (the "Subject Shares"), which number includes: (i) 22,266,097 shares of Common Stock, and (ii) 357,841 shares of Common Stock issuable on exchange of exchangeable units in Restaurant Brands International Limited Partnership (the "Exchangeable Units").

The Subject Shares represent approximately 6.5% of the outstanding shares of Common Stock based on 347,282,917 shares of Common Stock outstanding as of April 8, 2026, as reported on the Issuer's 2026 Proxy Statement, plus 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented with the following information:

"After giving effect to the Share Transactions and the Reorganization, PSCM, as the investment adviser to the Pershing Square Affiliated Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the parent company of PSCM, PS Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As a significant shareholder of PS Inc., PS Partner Group may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the holder of majority voting power of PS Inc. and the managing member of PS Partner Group, ManagementCo may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As (i) the Chief Executive Officer of PSCM, (ii) the Chief Executive Officer and Chairman of the Board of PS Inc. and (iii) a member of ManagementCo, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

As of the date of the Share Transactions, the members of ManagementCo beneficially owned the following shares of Common Stock: (i) Halit Coussin beneficially owned 113 shares of Common Stock, (ii) Michael Gonnella beneficially owned 1,570 shares of Common Stock, (iii) Ben Hakim beneficially owned 142 shares of Common Stock, (iv) Ryan Israel beneficially owned 5,428 shares of Common Stock and (v) Anthony Massaro beneficially owned 737 shares of Common Stock, representing, in the case of each of (i) through (v), less than 0.01% of the outstanding shares of Common Stock, based on 347,282,917 shares of Common Stock outstanding as of April 8, 2026, as reported on the Issuer's 2026 Proxy Statement, plus 357,841 shares of Common Stock issuable on exchange of Exchangeable Units beneficially owned by the Reporting Persons."
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:

"(c) Exhibit 99.7, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Stock or derivatives relating to Common Stock that were effected in the past 60 days by the Reporting Persons on their own behalf or for the benefit of the Pershing Square Affiliated Funds. Except as set forth in Exhibit 99.7 attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.7 Trading Data

Exhibit 99.8 Schedule of Executive Officers and Directors of Pershing Square Inc. as of April 29, 2026

Exhibit 99.9 Schedule of Members of Pershing Square Management, LLC as of April 29, 2026

Exhibit 99.10 Joint Filing Agreement, dated as of April 29, 2026, among PSCM, PS Inc., PS Partner Group, ManagementCo and William A. Ackman.

## Signatures
- Pershing Square Capital Management, L.P.: /s/ William A. Ackman, Authorized Signatory (04/29/2026)
- Pershing Square Inc.: /s/ William A. Ackman, Authorized Signatory (04/29/2026)
- Pershing Square Partner Group, LLC: /s/ William A. Ackman, Authorized Signatory (04/29/2026)
- Pershing Square Management, LLC: /s/ William A. Ackman, Authorized Signatory (04/29/2026)
- William A. Ackman: /s/ William A. Ackman, William A. Ackman (04/29/2026)